BOFI Holding, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

February 21, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John A. Spitz
Babette Cooper

Re:	SEC Comment Letter dated February 10, 2014
BofI Holding, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed September 4, 2013
Forms 10-Q for Fiscal Quarters Ended September 30, 2013 and December 31, 2013
Filed November 5, 2013 and February 5, 2014
File No. 000-51201
Ladies and Gentlemen:
This letter is to confirm our telephone conversation on February 20, 2014 with Ms. Cooper of the staff of the Securities and Exchange Commission wherein we agreed that we would provide our response to the staff's comment letter dated February 10, 2014 by March 4, 2014.
Please feel free to contact the undersigned at 858-350-6211 or Derrick Walsh, First Vice President - Financial Reporting, at 858-649-2165 if you have any questions or comments relating to this response.

Very truly yours,

BOFI HOLDING, INC.

By:	/s/ Andrew J. Micheletti
Andrew J. Micheletti
EVP and Chief Financial Officer